

Mail Stop 3561

December 21, 2005

Mr. Brian A. Rich
Chief Financial Officer
Golden Telecom, Inc.
1 Kozhevnichesky Proezd
Moscow, Russia 115114

> **Re**: **Golden Telecom, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 14, 2005**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2005**
> **File No. 0-27423**

Dear Mr. Rich:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.   You attribute certain factors to the 75% increase in Selling, General and Administrative expenses, including "reserves and write-offs of unrecoverable value-added taxes in certain subsidiaries." Please tell us in more detail about the reserves and write-offs that you refer to.

2.   You state that you expect cash flow from operations to be sufficient if large or numerous acquisitions do not take place. However, the list of funding options that you provide in the event that you do make large or numerous acquisitions is general in nature and does not provide the reader with a clear picture of how you would supplement your operational cash flows if necessary. In future filings, please revise to clarify.

3.   It appears that bad debt expense increased over 180%, contributing over 13% to the total increase in selling, general and administrative expenses from 2003 to 2004. In future filings, revise to explain the significant reasons for this increase.

Consolidated Statements of Cash Flows, page 69

4.   In future filings, revise to include dividends received from affiliated companies as a cash inflow from operating activities in accordance with paragraph 22b. of SFAS No. 95.

Note 2. Summary of Significant Accounting Policies, page 71

5.   Revise to include a description of your accounting policy for equity method investments whose losses exceed their carrying values.

6.   In future filings, include your accounting policy for sales of subsidiary stock.

Note 5. Business Combinations and Venture Transactions, page 78

7.   We refer to your 2004 acquisitions. It appears that the amounts assigned to other intangible assets are significant in relation to the aggregate cost of your acquired entities. In future filings, and in compliance with paragraph 53(d) of SFAS No. 141, revise to disclose the total amount assigned to each major intangible asset class and the weighted-average amortization period, in total and by major intangible asset class. If the total amount of goodwill acquired is significant in

relation to the aggregate cost of your acquired entities in 2004, please also revise to disclose the information required in paragraph 52(c) of SFAS No. 141.

Note 6: Investments in and Advances to Ventures, page 83

8.   Please tell us your basis of accounting, specifying the appropriate accounting literature, for recording the 2003 dividends as income, after the suspension of equity method accounting for your investment in MCT. Please also tell us why you "believe" that your share of income resulting from the sale of assets that MCT has made would not exceed losses that were previously recognized once the investment in MCT had been reduced to zero.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director